SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                          (Amendment No. 3)*


                         VESTCOM INTERNATIONAL, INC.
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                               (Name of Issuer)

                         COMMON STOCK, NO PAR VALUE
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                       (Title of Class of Securities)

                                 92490410-5
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                               (CUSIP Number)

   Morgan Piers ap Peter Stradling                 Harish K. Chopra
   R-Squared Limited                               TimeTrust, Inc.
   P.O. Box 1586 GT                                1455 Frazee Road
   Cardinal Avenue                                 Suite 420
   George Town, Grand Cayman                       San Diego, California 92108
   British West Indies                             Phone: 619-308-0880
   Phone: 345-914-4657
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 29, 2000
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                      (Continued on following page(s))

CUSIP No. 92490410-5                 13D                           Page 2 of 11


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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      R-SQUARED LIMITED
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [X]
                                                                    (b)  [_]
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3     SEC USE ONLY


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4     SOURCE OF FUNDS (See Instructions)

      WC
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [_]

      NOT APPLICABLE
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      REPUBLIC OF IRELAND
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   NUMBER OF      7     SOLE VOTING POWER
     SHARES             0
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              NONE
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              0
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        NONE
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      0
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                         [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0
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14    TYPE OF REPORTING PERSON (See Instructions)

      CO
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
CUSIP No. 92490410-5                 13D                           Page 3 of 11

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TIMETRUST, INC.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [X]
                                                                    (b)  [_]
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3     SEC USE ONLY


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4     SOURCE OF FUNDS (See Instructions)

      WC, AF
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [_]


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
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   NUMBER OF      7     SOLE VOTING POWER
     SHARES             99,100
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              NONE
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              99,100
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        NONE
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      99,100
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                         [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.09%
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14    TYPE OF REPORTING PERSON (See Instructions)

      CO
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
CUSIP No. 92490410-5                 13D                           Page 4 of 11

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HARISH K. CHOPRA
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [X]
                                                                    (b)  [_]
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3     SEC USE ONLY


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4     SOURCE OF FUNDS (See Instructions)

      PF
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [_]


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NOT APPLICABLE
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   NUMBER OF      7     SOLE VOTING POWER
     SHARES             625,501
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              NONE
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              625,501
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        NONE
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      625,501
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                         [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.91%
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14    TYPE OF REPORTING PERSON (See Instructions)

      IN
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


                          Schedule 13D

            R-Squared Limited, a corporation formed under the laws of the Republic of Ireland ("R-Squared"), TimeTrust, Inc., a California corporation ("TimeTrust") and Harish K. Chopra, an individual ("Chopra" and together with R-Squared and TimeTrust, collectively the "Reporting Persons") hereby amend the statement on Schedule 13D, originally filed jointly by R-Squared and TimeTrust on November 26, 1999 (the "Schedule 13D"), with respect to their beneficial ownership of Common Stock, no par value, of Vestcom International, Inc. ("Vestcom") as amended by Amendment 1 & 2 thereto filed December 29, 1999 and January 25, 2000, respectively.


Item 1.     Security and Issuer
------      -------------------

            No change.


Item 2.     Identity and Background
------      -----------------------

      Information Regarding R-Squared Limited:
      ----------------------------------------

            No change.

      Information Regarding TimeTrust, Inc.:
      -------------------------------------

            No change.

       Information Regarding Harish K. Chopra:
       ---------------------------------------

            No change.


Item 3.     Source and Amount of Funds or Other Consideration
------      -------------------------------------------------

            From January 19, 2000 to September 28, 2000, R-Squared directly purchased approximately 65,800 shares of Vestcom Common Stock on the open market for the aggregate purchase price of approximately $320,946. On September 29, 2000, R2 directly sold to Chopra approximately 592,900 shares of Vestcom Common Stock for the amount of $1,482,250. An itemized breakdown of the daily transactions for such time period is more fully set forth in Item 5 below. The source of funds for the payment by R-Squared for such Common Stock was from its working capital. R-Squared did not purchase any of such Common Stock with borrowed funds.

            From January 19, 2000 to September 29, 2000 TimeTrust directly sold approximately 85,400 shares of Vestcom Common Stock on the open market for the aggregate purchase price of approximately $413,912. An itemized breakdown of the daily transactions for such time period is more fully set forth in Item 5 below. The source of funds for the payment by TimeTrust for such Common Stock was from its working capital. TimeTrust did not purchase any of such Common Stock with borrowed funds.

            From January 19, 2000 to September 28, 2000, Chopra directly sold approximately 2,101 shares of Vestcom Common Stock on the open market for the aggregate purchase price of $10,787.19. On September 29, 2000, Chopra directly purchased approximately 592,900 shares of Vestcom Common Stock from R-Squared in a privately negotiated transaction for the aggregate purchase price of approximately $1,482,250. An itemized breakdown of the daily transactions for such time period is more fully set forth in Item 5 below. The source of funds for the payment by Chopra for such Common Stock was from his personal funds. Chopra did not purchase any of such Common Stock with borrowed funds.

Item 4.     Purpose of Transaction
------      ----------------------

            The purchase by the Reporting Persons of the shares of Common Stock referred to in Item 5 was for investment purposes. The Reporting Persons are joining together in the filing of this statement since they may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 ("Exchange Act").

            This Amendment Schedule 13D supplements the prior Schedule 13D as amended.

            Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons presently intend to purchase from time to time in the open market or privately negotiated transactions additional shares of Vestcom Common Stock. In determining whether to purchase additional shares of Vestcom Common Stock, the Reporting Persons intend to consider various factors, including Vestcom's financial condition, business and prospects, other developments concerning Vestcom, the reaction of Vestcom to the Reporting Persons' ownership of shares of Common Stock, price levels of Vestcom Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of their shares of Vestcom Common Stock.

            Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons are currently developing such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Vestcom, or any of its subsidiaries;
(ii) a sale or transfer of a material amount of assets of Vestcom or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of Vestcom; (iv) any other material change in Vestcom's business or corporate structure; (v) any other material changes in Vestcom's charter or bylaws or other actions which may impede the acquisition of the control of Vestcom by any persons; (vi) causing a class of securities of Vestcom to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of Vestcom becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(viii) any actions similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer
------      ------------------------------------

            (a) R-Squared is the direct beneficial owner of 0 shares of Common Stock, representing approximately 0% of the outstanding Common Stock of Vestcom (based on the number of shares of Common Stock outstanding on December 31, 1999). In addition, by virtue of its position as an 85.7% shareholder in TimeTrust, R-Squared may be deemed to be an indirect beneficial owner of the 99,100 shares of Vestcom Common Stock owned by TimeTrust, representing approximately 1.09% of the outstanding Common Stock of Vestcom. Therefore, R-Squared may be deemed to be the beneficial owner of 99,100 shares of Common Stock of Vestcom representing approximately 1.09% of the outstanding Common Stock of Vestcom. Chopra is the direct beneficial owner of approximately 625,501 shares of Common Stock, representing approximately 6.91% of the outstanding Common Stock of Vestcom.

            (b) TimeTrust has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the 99,100 shares of Vestcom Common Stock directly owned by it. Chopra has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the 625,501 shares of Vestcom Common Stock directly owned by him.

            (c) From January 19, 2000 R-Squared has effected the following purchases and sales of Vestcom Common Stock on the open market that have not been previously reported:

                  (1) On February 28, 2000, R-Squared purchased 4,000 shares of Vestcom Common Stock at $5.37 per share.

                  (2) On February 29, 2000, R-Squared purchased 35,000 shares of Vestcom Common Stock at $5.30 per share.

                  (3) On April 25, 2000, R-Squared purchased 9,800 shares of Vestcom Common Stock at $4.56 per share.

                  (4) May 22, 2000, R-Squared purchased 4,000 shares of Vestcom Common Stock at $3.66 per share.

                  (5) On June 14, 2000, R-Squared purchased 3,000 shares of Vestcom Common Stock at $4.32 per share.

                  (6) On June 23, 2000, R-Squared purchased 1,600 shares of Vestcom Common Stock at $4.188 per share.

                  (7) On June 27, 2000, R-Squared purchased 2,500 shares of Vestcom Common Stock at $4.185 per share.

                  (8) On June 28, 2000, R-Squared purchased 2,900 shares of Vestcom Common Stock at $4.185 per share.

                  (9) On June 29, 2000, R-Squared purchased 3,000 shares of Vestcom Common Stock at $4.185 per share.

                 (10) On September 29,2000, R-Squared effected the sale of 592,900 shares of Vestcom Common Stock at $2.50 to Chopra.

            From January 19, 2000, TimeTrust has effected the following sales of Vestcom Stock on the open market that have not been previously reported:

                 (11) On February 24, 2000, TimeTrust sold 17,000 shares of Vestcom Common Stock at $4.74 per share.

                 (12) On March 1, 2000, TimeTrust sold 10,000 shares of Vestcom Common Stock at $4.12 per share.

                 (13) On March 20, 2000, TimeTrust sold 2,000 shares of Vestcom Common Stock at $5.25 per share.

                 (14) On March 28, 2000, TimeTrust sold 6,900 shares of Vestcom Common Stock at $6.18 per share.

                 (15) On March 30, 2000, TimeTrust sold 10,000 shares of Vestcom Common Stock at $5.5625 per share.

                 (16) On April 4, 2000, TimeTrust sold 7,000 shares of Vestcom Common Stock at $4.05 per share.

                 (17) On April 14, 2000, TimeTrust sold 200 shares of Vestcom Common Stock at $4.9 per share.

                 (18) On April 28, 2000, TimeTrust sold 10,800 shares of Vestcom Common Stock at $4.73 per share.

                 (19) On May 3, 2000, TimeTrust sold 3,000 shares of Vestcom Common Stock at $4.96 per share.

                 (20) On May 5, 2000, TimeTrust sold 2,500 shares of Vestcom Common Stock at $5.145 per share.

                 (21) On May 10, 2000, TimeTrust sold 8,000 shares of Vestcom Common Stock at $4.83 per share.

                 (22) On May 15, 2000, TimeTrust sold 8,000 shares of Vestcom Common Stock at $4.578 per share.

             From January 19, 2000, Chopra has effected the following purchases and sales of Vestcom stock on the open marked that have not been previously reported:

                 (23) On February 2, 2000, Chopra purchased 3,500 shares of Vestcom Common Stock at $5.00 per share.

                 (24) On April 4, 2000, Chopra purchased 1,000 shares of Vestcom Common Stock at $3.00 per share.

                 (25) On May 11, 2000, Chopra sold 4,499 shares of Vestcom Common Stock at $4.1875 per share.

                 (26) On May 25, 2000, Chopra purchased 100 shares of Vestcom Common Stock at $4.125 per share.

                 (27) On May 26, 2000, Chopra purchased 100 shares of Vestcom Common Stock at $4.125 per share.

                 (28) On June 8, 2000, Chopra purchased 100 shares of Vestcom Common Stock at $4.125 per share.

                 (29) On June 14, 2000, Chopra purchased 300 shares of Vestcom Common Stock at $4.5 per share.

                 (30) On June 20, 2000, Chopra purchased 1,000 shares of Vestcom Common Stock at $4.25 per share.

                 (31) On June 21, 2000, Chopra purchased 500 shares of Vestcom Common Stock at $4.5785 per share.

                 (32) On September 29, 2000, Chopra purchased 592,900 shares of Vestcom Common Stock at $2.50 from R-Squared in a private transaction that has not been previously reported.


Item 6.     Contracts, Arrangements, Understandings or Relationships with
------      -------------------------------------------------------------
            Respect to Securities of the Issuer.
            ------------------------------------

            None of the Reporting Persons (or other persons listed in Item 2 of the Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Vestcom, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.     Material to be Filed as Exhibits
------      --------------------------------

            Exhibit A - Joint Filing Statement

Signatures

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2000

                            R-SQUARED LIMITED



                            By:  /s/ Morgan Piers ap Peter Stradling
                                 ___________________________________
                            Name: Morgan Piers ap Peter Stradling
                            Title: Director

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2000

                            TIMETRUST, INC.



                            By:  /s/ Harish K. Chopra
                                 ___________________________
                            Name:  Harish K. Chopra
                            Title: President


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2000



                            By:  /s/ Harish K. Chopra
                                 ___________________________
                            Name:  Harish K. Chopra

                           JOINT FILING AGREEMENT

            In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Vestcom International, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 6th day of October, 2000.

                            R-SQUARED LIMITED



                            By:  /s/ Morgan Piers ap Peter Stradling
                                 ___________________________________
                            Name: Morgan Piers ap Peter Stradling
                            Title: Director



                            TIMETRUST, INC.



                            By:  /s/ Harish K. Chopra
                                 ___________________________
                            Name:  Harish K. Chopra
                            Title: President



                            By:  /s/ Harish K. Chopra
                                 ___________________________
                            Name:  Harish K. Chopra